

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Mr. Andrew Limpert, Chief Financial Officer
Profire Energy, Inc.
321 South 1250 West, Suite 3
Lindon, UT 84042

> **Re: Profire Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2010**
> **Filed June 29, 2010**
> **File No. 0-52376**

Dear Mr. Limpert:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2010

Item 9A(T). Controls and Procedures, page 18

Management's Report on Internal Control over Financial Reporting, page 18

1.   We note your disclosure that "based upon this assessment, we determined that there are material weaknesses affecting our internal control over financial reporting." Notwithstanding this statement, we do not see where you have provided management's conclusion as to the effectiveness of your internal control over financial reporting. Please amend the filing to provide the disclosure required by 308T(a)(3) of Regulation S-K..

2.   Please revise future filings, including any amendment to this filing, to include the
        disclosures required by Item 308T(a)(4) of Regulation S-K.

Notes to Consolidated Financial Statements, Page F-6

General

3.   In future filings, please disclose the amount of long-lived assets and revenue from foreign
        countries for each year a statement of operations is presented, in accordance with
        paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

4.   We note from page seven that you have three customers that accounted for more than
        10% of your total revenues. In future filings, please quantify the sales to each of your
        major customers for each year a statement of operations is presented. Refer to
        Accounting Standards Codification 280-10-50-42. Please further disclose any
        individually significant concentration of credit risk with such customers. Refer to
        paragraph 825-10-50-20 of the FASB Accounting Standards Codification.

Note 1 – Summary of Significant Accounting Policies, page F-6

Basic Earnings per Share, page F-6

5.   We note from your Statements of Changes in Stockholders' Equity on page F-4 and from
        here that you have outstanding stock options. Please revise future filings to provide all of
        the disclosures required by paragraphs 718-10-50-1 through 2 of the FASB Accounting
        Standards Codification.

6.   Please revise future filings to disclose the securities that could potentially dilute basic
        earnings per share that were not included in the computation of diluted earnings per share
        because to do so would be antidilutive in accordance with paragraph 260-10-50-1.c. of
        the FASB Accounting Standards Codification.

Note 5 – Provision for Income Taxes, page F-10

7.   We note your subsidiary is subject to Canadian income taxes from page F-7. In future
        filings, please disclose whether or not deferred taxes have been provided on undistributed
        earnings that will be transferred to the parent entity and the basis for your position. Refer
        to paragraph 740-30-25-17of the FASB Accounting Standards Codification.

Forms 10-Q as of June 30, September 30 and December 31, 2010

Item 4. Controls and Procedures, pages 13, 15, and 16, respectively

8.   Please amend your June 30, September 30 and December 31, 2010 Forms 10-Q to provide a conclusion regarding the effectiveness of your <u>disclosure controls and procedures</u> as required by Item 307 of Regulation S-K.

9.   We note that you conducted an evaluation of the effectiveness of your internal control over financial reporting as of June 30, September 30, and December 31, 2010. Item 308 of Regulation S-K indicates that management's conclusion on the effectiveness of its internal controls over financial reporting is an annual assessment and disclosure rather than a quarterly assessment and disclosure.   Please tell us if management performed an assessment on the effectiveness of its internal controls over financial reporting as of June 30, September 30 and December 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief